EXHIBIT 99.1

For Immediate Release	Date: April 16, 2023
23-33-TR

Statement from Dr. Norman Keevil

VANCOUVER, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today issued a statement on behalf of Teck Chairman Emeritus Dr. Norman B. Keevil:

“As there has been much media commentary regarding my views on the future of Teck, I would like to provide a clear statement of my perspective.

My colleagues and I are proud of what we achieved through 30 years of building Teck, growing the company 500-fold from a $25 million market cap to $12.6 billion, with double-digit compounded growth in shareholder value, and continuing growth in recent years to $25 billion today.

I am confident that Jonathan Price and his team have every chance of duplicating that strong growth phase again, perhaps doing even better. Teck today has the producing assets, a series of good potential development projects in copper and other important metals, the people, the financial strength, and the focus to do it.

There are numerous mining industry parties who have their eyes on Teck and would be interested in partnering or investing in Teck Metals after it separates its base metals and steelmaking coal businesses.

I would support a transaction – whether it be an operating partnership, merger, acquisition, or sale – with the right partner, on the right terms for Teck Metals after separation. Based on my decades of experience building a successful mining company, I believe that pursuing a sale or merger transaction now would rob our shareholders of significant post-separation value.

Glencore's proposal is the wrong one, as well as at the wrong time. Ivan Glasenberg is an interesting guy and a smart man, and his timing is certainly good for them, but not for Teck or our shareholders. I fully agree with Teck’s Board that there is no deal to be done pre-separation with Glencore or any other party.

For more background on the Teck story, I refer to my 2017 book Never Rest on Your Ores - Building a Mining Company, One Stone at a Time. The publisher, McGill Queens University Press, has just released an updated, second edition yesterday, April 15, as part of its long-planned Spring Collection. Available from MQUP or on Kindle from Amazon.ca.

Shareholders and proxy advisers interested in how the company was built may enjoy reading some of it. The new chapters 42 and 43 update some of the industry and Teck stories respectively, during the China super-cycle, and through to the worldwide disruption of the Covid-19 pandemic. The chart on page 434 tells the rest, showing Teck's steady growth upwards in spite of the inevitable commodity price cycles. The underlying reason - building or acquiring 17 new mines over 30 years and doing it well.

The title and subtitles tell much. A mining company without ore reserves is an oxymoron, and our previous best growth years resulted from a steady process of adding reserves over many years, one new mine at a time. That describes the exciting future that Jonathan, his team, and I see for Teck as it goes forward.”

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Forward-Looking Statements

This news release contains certain information which constitutes ‘forward-looking statements’ and ‘forward-looking information’ within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include: statements regarding Teck’s planned separation transaction, including the timing thereof, and expectations regarding the impacts of any such transaction in terms of creating value for shareholders; statements related to anticipated risks of Glencore’s proposal, including with respect to execution and timing; and Teck’s assessment thereof as compared to its own planned separation transaction; statements related to the opportunity for future transactions involving Teck Metals; and statements with respect to Teck’s business and assets and its strategy going forward. The forward-looking statements in this press release are based on assumptions regarding our business and general economic conditions, among other matters. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Company’s control. Additional risks and uncertainties can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors” and our management information circular in respect of our annual and special meeting of shareholders on April 26, 2023, each filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on Teck’s website (www.teck.com). Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, the Company does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, Stakeholder Engagement

604.699.4514

dale.steeves@teck.com

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